desmet ballestra

Our ref: P-GEN/L11-0675

May 04th, 2011

Renewable Fuel Corp
7251 West Lake Mead Blvd
Suite 300
Las Vegas, Nevada, 89128
United States of America

Attn: Mr. William VanVliet
Chairman/CEO

Dear Sir,

Reference to our discussion I would like to confirm that the biodiesel plant we supplied can process different type of oils not only palm or fats as per the technical annex describe it.

In the past 40 years, Desmet Ballestra and its 15 affiliated companies have installed more than 400 oleochemical and biodiesel processes worldwide. We will stand behind our plant and its technology and provide RFC/PBC support, expertise and training to manage the startup and commissioning of the PBC plant in Kuantan Malaysia. We have expert manpower and skills available to assist you as needed. Rest assured that we will stay with the plant as long as RFC/PBC needs us onsite and will provide ongoing support and expertise as needed for as long as RFC/PBC require us to do so.

Be advised that when the plant starts up and during the commissioning process, we use some feedstocks to process and fine tune the plant. End product that does not meet the required specifications can simply be recycled and brought up to specifications required for export. Off specification end product biodiesel produced is still good and can be recycled so there is little to no risk of loss of feedstock in the startup or operations process.

Please feel free to contact me with instructions and questions when you are ready to proceed.

Yours sincerely
DESMET BALLESTRA (SEA) PTE LTD

Giuseppe PAESANO
Area Manager

Malaysia : DESMET BALLESTRA (M) SDN. BHD. (40931-V) *(Formerly known as De Smet (M) Sdn Bhd)*
Wisma Comcorp, Level 3, No. 37, Jalan Pelukis U1/46, Section U1, Temasya Industrial Park, 40150 Glenmarie Shah Alam, Selangor Darul Ehsan, Malaysia.
Tel: (603) 5163 9200 Fax: (603) 5163 9300
Singapore : DESMET BALLESTRA (SEA) PTE LTD *(Formerly known as De Smet Engrg. (Sea) Pte Ltd)*
Netherland VAT No: NL8194.66.219.B01 German VAT No: 16/676/04047 Singapore GST Reg. No: M2-0064753-0
100 Beach Road, #22-06 Shaw Tower, Singapore 189702. Tel: (65) 6337 1488 Fax: (65) 6336 0278